# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROS Holdings, Inc., CIK 0001392972
CUSIP: 74346Y103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3200 KIRBY DR., SUITE 600, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-003450
Filed by CIK 0001843019

## Reporting persons
- EVR Research LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.1% of the class)
- EVR Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.1% of the class)

## Item 1. Issuer
Name of issuer: PROS Holdings, Inc.
Address of issuer's principal executive offices: 3200 Kirby Drive, Suite 600, Houston, TX 77098

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by EVR Research LP, a Delaware limited partnership (the "Firm") and EVR Master Fund, LP, a Cayman Islands exempted limited partnership ("EVR Master"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock") of PROS Holdings, Inc. (the "Company") directly held by EVR Master.
Address of principal business office or, if none, residence: The address for the Firm is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226. The address for EVR Master is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226.
Citizenship: The Firm is a Delaware limited partnership. EVR Master is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 48,253,392 shares of Common Stock outstanding as of September 19, 2025, as reported in Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2025. Benjamin Wolf Joffe is the managing member of the general partner of the Firm and exercises investment discretion with respect to the securities held by EVR Master.
Percent of class: 4.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EVR Research LP: /s/ Derek J. Webb, Derek J. Webb, Chief Compliance Officer (11/14/2025)
- EVR Master Fund, LP: /s/ Derek J. Webb, Derek J. Webb, Chief Compliance Officer (11/14/2025)